SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

ANNOUNCEMENT

PORTUGAL TELECOM, SGPS, S.A.
Sociedade Aberta
Sede: Avenida Fontes Pereira de Melo, 40, Lisboa
Capital Social: 1.254.285.000 Euros
Matriculada na Conservatória do Registo Comercial de Lisboa sob o n.º 03602/940706
Pessoa Colectiva n.º 503 215 058

Lisbon, Portugal, March 15, 2004 - Portugal Telecom, SGPS, S.A. (“PT”) (Euronext: PTCO.IN; NYSE: PT) announces that PT Comunicações, S.A. (“PTC”) has entered into an agreement with the Portuguese Institute for the Consumer’s Defence (“DECO”), that ends the dispute between these two entities and upon which several legal proceedings, in 1998 and 1999, were brought against PTC by DECO, pleading for the declaration of the nullity of the tariff plan, approved by the competent authorities (at the time ICP – Instituto das Comunicações de Portugal and DGCP - Direcção Geral de Concorrência e Preços) and subsequently confirmed by Portuguese Government, and the conviction of PTC to refund the amounts charged as activation fees. Pursuant to such agreement, DECO and PTC have reached an alternative solution to the refund of the amounts charged as activation fees, whereby certain benefits are granted to the clients/consumers.

PT reinforces that it aims for the offer of the best products at the best prices to its clients.

This information is also available on PT’s IR website http://ir.telecom.pt.

Contact:	Nuno Prego, Investor Relations Director nuno.prego@telecom.pt Portugal Telecom Tel: 351 21 500 1701 Fax: 351 21 355 6623

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on the Reuters under the symbols PTCO.IN and PT and on Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2004

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.